ASSURE DATA, INC.
                                  6680 Yosemite
                               Dallas, Texas 75214
                                 (972) 963-0007

                                 August 11, 2005

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F Street, NW
Washington, DC  20549
Attention:  Mr. Jeffrey Werbitt

         Re:      Assure Data Inc., Form SB-2
                  Registration Statement No. 333-121347

Dear Mr. Werbitt:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Assure Data, Inc. hereby respectfully requests that the effectiveness of the Registration Statement be accelerated to 2:00 p.m. (Washington, DC time) on August 12, 2005, or as soon thereafter as practicable.

         The Company hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Should you have any questions regarding this request, please contact my counsel, Ronald Brown, Andrews Kurth LLP at (214) 659-4469.

                                                     Sincerely,

                                                     ASSURE DATA, INC.

                                                     By:  /s/ Robert Lisle
                                                        ------------------------
                                                        Robert Lisle, President